RESIGNATION

Board of Directors
Kriptech International Corp.
21/37 moo 4, Bangrak, Bophut,
Surat Thani Province
Koh Samui 84320
Thailand

Dear Sirs:

Effective immediately, I hereby resign as Secretary of Kriptech International Corp., a Nevada Corporation (the "Corporation").

My Resignation is not due to any disagreement with the Corporation on any matter relating to the Corporation's operations, policies, practices, or otherwise.

I confirm that I have no claim against the Corporation whether in respect of remuneration, severance payments, pensions, expenses or compensation for loss of office or in any other respect whatsoever.

Dated: June 11, 2020

Aleksandr Zausayev